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This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2005

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116540

         P R E L I M I N A R Y    P R O S P E C T U S    S U P P L E M E N  T

(To Prospectus Dated July 28, 2004)

2,500,000 Units
Representing Limited Partner Interests

Buckeye Partners, L.P.

        We are offering 2,500,000 units representing limited partner interests with this prospectus supplement and the accompanying base prospectus. Our limited partnership units are listed for trading on the New York Stock Exchange under the symbol "BPL." The last reported sale price of our limited partnership units on the New York Stock Exchange on May 9, 2005 was $46.85 per unit.

        Before buying any of the limited partnership units offered herein you should read the discussion of material risks of investing in our limited partnership units in "Risk Factors" beginning on page S-12 of this prospectus supplement and page 5 of the accompanying base prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per limited partnership unit	Total
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Buckeye Partners, L.P. (before expenses)	$	$

        The underwriters may also purchase up to 375,000 limited partnership units from us at the public offering price, less underwriting discounts and commissions payable by us, to cover any over-allotments, if any, within 30 days from the date of this prospectus supplement.

        The underwriters are offering our limited partnership units as set forth under "Underwriting". Delivery of the limited partnership units to investors will be made on or about May     , 2005.

Joint Book-Running Managers

UBS Investment Bank	Citigroup

Co-Managers

Lehman Brothers
Merrill Lynch & Co.
Goldman, Sachs & Co.

May    , 2005

Buckeye Partners, L.P. - System Map
Rochester
Syracuse
Buffalo
Binghamton
Springfield
New Haven
New York
Allentown
Philadelphia
Malvern
Pittsburgh
Cleveland
Toledo
Detroit
Rockford
Chicago
Huntington
Lima
Columbus
Peoria
Indianapolis
Springfield
St. Louis
Mt. Vernon
New Mexico
Oklahoma
Arkansas
Texas
Dallas
Houston
Louisiana
Florida
Miami
Assets Acquired from ExxonMobil
Terminals
Pipelines
Existing Buckeye System
Terminals
Buckeye Pipelines
Buckeye Gulf Coast Pipelines
Joint Interest Pipelines
WesPac operations in California and Nevada and certain idle assets are not shown.

        This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If information varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the limited partnership units in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

Prospectus Supplement Page
Summary	S-1
Risk factors	S-12
Use of proceeds	S-15
Capitalization	S-16
Price range of limited partnership units and cash distributions	S-17
Tax considerations	S-18
Underwriting	S-19
Legal matters	S-23
Experts	S-23
Where you can find more information	S-24
Base Prospectus Page
The partnership	2
Where you can find more information	3
Risk factors	5
Forward-looking statements	13
Use of proceeds	13
Ratio of earnings to fixed charges	14
Description of limited partnership units	14
Description of debt securities	15
Material tax consequences	27
Plan of distribution	38
Legal matters	39
Experts	39

i

SUMMARY

        You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the limited partnership units, as well as the tax and other considerations that are important in making your investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

        For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms "us," "we," "our" and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

        We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. Our principal line of business is the transportation, terminalling and storage of refined petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major end users of petroleum products on a fee basis through facilities that we own and operate.

        With the recent completion of our acquisition of the assets from affiliates of Exxon Mobil Corporation, or ExxonMobil, described in this prospectus supplement, we own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 4,900 miles of pipeline serving 13 states. We also operate approximately 1,300 miles of pipeline under agreements with major oil and chemical companies. Further, we own and operate 42 refined petroleum products terminals with aggregate storage capacity of approximately 16.7 million barrels in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

        Our pipelines service approximately 100 delivery locations. We transport refined petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. We also transport other refined products, such as propane and butane, refinery feedstocks and blending components. Our transportation services are typically provided on a common-carrier basis under published tariffs for our customers. Our geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable base business. We are not affiliated with oil companies or refined product marketing companies and generally do not own the petroleum products that we transport.

        We currently conduct all of our operations through six operating subsidiaries. Our six operating subsidiaries are:

  •
  Buckeye Pipe Line Company, L.P., or Buckeye Pipe Line, which owns a 2,643-mile interstate common carrier refined petroleum products pipeline serving major population centers in nine states. It is the primary turbine fuel provider to John F. Kennedy International Airport, LaGuardia Airport, Newark International Airport and certain other airports within its service territory.

  •
  Laurel Pipe Line Company, L.P., or Laurel, which owns a 345-mile intrastate common carrier refined products pipeline connecting five Philadelphia area refineries to 14 delivery points across Pennsylvania.

  •
  Wood River Pipe Lines LLC, or Wood River, which owns five refined petroleum products pipelines with aggregate mileage of approximately 900 miles located in Illinois, Indiana, Missouri and Ohio. We acquired these pipelines from Shell Oil Products U.S., or Shell, in October 2004.

  •
  Buckeye Pipe Line Transportation LLC, or BPL Transportation, which owns the five refined petroleum products pipelines with aggregate mileage of approximately 478 miles located in New Jersey, New York and Pennsylvania that we recently acquired from ExxonMobil. For more information about these assets, please read "—Recent Acquisition of Pipelines and Terminals from ExxonMobil."

  •
  Everglades Pipe Line Company, L.P., or Everglades, which owns a 37-mile intrastate common carrier refined petroleum products pipeline connecting Port Everglades, Florida to Ft. Lauderdale Hollywood International Airport and Miami International Airport. It is the primary turbine fuel provider to Miami International Airport.

  •
  Buckeye Pipe Line Holdings, L.P., or BPH, which, collectively with its subsidiaries, owns (or in certain instances leases from our other subsidiaries) and operates 42 refined petroleum products terminals, including the terminals recently acquired from ExxonMobil, with aggregate storage capacity of approximately 16.7 million barrels, owns interests in 535 miles of pipeline in the Midwest and West Coast, operates pipelines in the Gulf Coast region and holds a minority stock interest in a Midwest products pipeline and a minority partnership interest in a natural gas liquids pipeline system. For more information about our recently acquired refined petroleum products terminals, please read "—Recent Acquisition of Pipelines and Terminals from ExxonMobil."

Business Strategy

        Our objective is to increase the value of our limited and general partner interests by consistently increasing our cash flow and accordingly, our cash available for distributions to our unitholders. Our business strategy to accomplish this objective is to:

  •
  Own and operate high-quality logistics assets;

  •
  Increase throughput on those of our pipelines and terminals where we have available capacity;

  •
  Expand our existing pipelines and terminals to facilitate customer-generated growth;

  •
  Maintain and enhance the integrity of our pipelines and terminals;

  •
  Focus on customer service in order to remain the provider of choice in the markets we serve; and

  •
  Pursue selective strategic acquisition opportunities that complement our existing asset base or provide entry into new markets.

        We pursue acquisitions that we expect to be accretive to distributable cash flow on a per limited partnership unit basis. Consistent with our balanced risk profile, we focus our acquisition efforts on stable cash flow businesses with a substantial fee-based component. Since 1999, we have invested approximately $976 million in acquisitions of various pipeline and terminal businesses and major capital expansion projects. In recent years, major independent and integrated oil and gas companies have sold midstream assets, continuing the trend of rationalization of the energy infrastructure in the United States. We expect this trend will continue and believe we are well-positioned to take advantage of these opportunities.

Competitive Strengths

        We believe the following competitive strengths position us to successfully execute our business strategy:

  •
  Strategic location of assets. We own one of the largest independent refined petroleum products pipeline systems in the United States and our terminal and storage facilities are strategically located, allowing us to promote higher levels of overall throughput and incrementally increase pipeline volumes on our system. Our assets are primarily located in Petroleum Administration for Defense Districts I and II, or PADDs I and II, areas which have historically experienced demand for refined products in excess of local supply. The pipeline and terminal assets acquired from ExxonMobil and Shell significantly expanded our presence in PADDs I and II, respectively. The strategic location of our assets enables us to take advantage of domestic imbalances and international imports of refined products.

  •
  Cash flow stability due to the fee-based nature of businesses. We provide pipeline transportation services at posted tariffs, storage services for a fee and pipeline operation and maintenance services pursuant to contracts. Buckeye Pipe Line, our largest operating subsidiary, has a market-based tariff program, approved by the Federal Energy Regulatory Commission, or FERC, providing us with more flexibility in our tariff pricing than is available under the producer price index pricing formula, which is used by most petroleum products pipelines. Our pipeline system is connected to various refineries, third-party pipelines and import marine terminals, which provide flexibility in sourcing throughput. These connections, together with our strong customer relationships, enable us to maintain stable pipeline throughput. In addition, since we generally do not take title to the products we transport, we have limited direct exposure to volatile commodity prices.

  •
  Alignment of employee and management interests with those of our unitholders. The owner of our general partner is primarily compensated through incentive compensation payments based upon the level of cash distributions paid to our unitholders. As a result of this compensation arrangement and our senior management's ownership interest in our general partner (through their ownership interest in MainLine L.P., the indirect owner of our general partner), we believe our general partner's interest is aligned with the interests of our limited partners, and our senior management team has a strong financial incentive to manage our business so as to increase the level of cash distributions paid to our unitholders. In addition, we have an employee stock ownership plan in which the majority of our employees participate. After completion of this offering, the plan will own approximately 6% of our outstanding limited partnership units, which allows participating employees to benefit from our success as a business.

  •
  Growth opportunities provided by our recent pipeline and terminal acquisitions from ExxonMobil and Shell. The pipeline and terminal assets acquired from ExxonMobil and Shell are complementary to our existing infrastructure. These assets also expand our presence in PADDs I and II. Furthermore, these assets were historically operated primarily on a proprietary basis. We believe our conversion of these assets to independent third-party service will allow us to experience organic growth through increased throughput volumes from parties in addition to ExxonMobil and Shell.

  •
  Experienced management team. Members of our senior management team have extensive experience in the energy sector and have demonstrated a track record of generating consistent cash distributions and successfully growing our business.

Recent Acquisition of Pipelines and Terminals from ExxonMobil

        On May 5, 2005, we completed the previously announced acquisition of a major refined petroleum products pipeline system and four petroleum products terminals in the Northeastern United States from ExxonMobil for a total purchase price of approximately $175 million. The purchase price was funded with borrowings under our $400 million five-year revolving credit facility.

        BPL Transportation acquired the pipeline system, and Buckeye Terminals, LLC, a wholly owned subsidiary of BPH, acquired the four petroleum products terminals. The purchase agreements governing the transaction were amended on March 18, 2005, to eliminate an interest in one terminal from the transaction, to make certain other changes and to reduce the purchase price.

        The pipeline system acquired consists of the following:

  •
  The Malvern to New York System. The Malvern to New York System consists of approximately 154.1 miles of 8-inch diameter pipe and approximately 222.4 miles of 6-inch diameter pipe extending from ExxonMobil's Malvern Station in Chester County, Pennsylvania to terminals in Lehigh and Berks County, Pennsylvania and Broome, Erie, Monroe, and Onondaga Counties in New York. We intend to connect the Malvern to New York System to the Buckeye pipeline system at Macungie, Pennsylvania in order to provide Paulsboro-origin shippers with the ability to deliver product to additional destinations in upstate New York and western Pennsylvania.

  •
  The Malvern to Harrisburg System. The Malvern to Harrisburg System consists of approximately 75 miles of pipe of various diameters extending from Malvern to central Pennsylvania.

  •
  The Paulsboro to Malvern System. The Paulsboro to Malvern System consists of approximately 23.7 miles of 12-inch diameter pipe extending from ExxonMobil's Paulsboro Station in Gloucester County, New Jersey to ExxonMobil's Malvern Station and storage tanks in Chester County, Pennsylvania.

  •
  The Paulsboro to Philadelphia Airport Jet System. The Paulsboro to Philadelphia Airport Jet System consists of approximately 2.6 miles of 8-inch diameter pipe extending from ExxonMobil's Paulsboro Station to Philadelphia International Airport.

  •
  The Paulsboro to Colonial System. The Paulsboro to Colonial System consists of approximately 0.4 miles of 12-inch diameter pipe extending from the Valero Paulsboro Refinery in Gloucester County, New Jersey to Colonial Pipeline Junction in Gloucester County, New Jersey.

        In addition to the pipeline system, we acquired four petroleum products terminals and associated tankage, which are described in the following table:

Terminal Location	Nominal Capacity(a) (Barrels)
Malvern, Pennsylvania	415,000
Binghamton, New York	125,000
Rochester, New York	275,000
Buffalo, New York	435,000

(a)
Nominal capacity does not reflect working capacity.

        In connection with the closing of the transaction, we entered into throughput agreements with ExxonMobil in connection with each of the acquired petroleum products terminals. The throughput agreements have an initial term of five years which renews automatically for five successive three-year terms unless terminated by ExxonMobil. The agreements provide that we will reserve storage capacity at the terminals for ExxonMobil. We also agreed on the terminalling fees to be charged to ExxonMobil for volumes throughput at the terminals by ExxonMobil. The amount of storage capacity reserved for ExxonMobil is based initially on historical usage, and will adjust periodically based on ExxonMobil's actual usage.

        To facilitate the integration of these newly acquired assets into our existing refined petroleum products pipeline system, we have entered into a control center transition agreement with ExxonMobil. Under the transition agreement, ExxonMobil will provide certain pipeline control services in connection with the operation of the pipeline system for up to a twelve-month period from the closing of the transaction. We expect to be able to assume these pipeline control functions within six months of the closing of the transaction.

        For the most part, we expect to use existing operations personnel and systems to support the operations of the assets acquired from ExxonMobil. However, to facilitate the integration of the newly acquired assets into our existing refined petroleum pipeline and terminal system, we are in the process of hiring approximately 26 additional operating and maintenance employees who previously worked for ExxonMobil.

Other Recent Developments

        First Quarter 2005 Unaudited Operating Results.    On April 28, 2005, we reported our unaudited financial results for the first quarter of 2005.

        Our net income for the first quarter of 2005 was $23.2 million, or $0.66 per unit, compared with net income of $20.1 million, or $0.69 per unit, reported for the first quarter of 2004. Revenue in the first quarter of 2005 increased to $95.9 million from revenue of $71.8 million in the first quarter of 2004. Operating income also increased in the first quarter of 2005 to $37.5 million from $28.1 million in the first quarter of 2004.

        Pipeline volume for the first quarter of 2005 was 1,321,200 barrels per day, a 13.4 percent increase from the first quarter of 2004. Volumes in the first quarter of 2005 include 166,300 barrels per day on the pipeline systems purchased from Shell. Costs and expenses for the first quarter of 2005 were $58.4 million compared to $43.7 million for the first quarter of 2004. Included in the expenses incurred during the first quarter of 2005 were approximately $0.9 million in one-time transition expenses related to the assets acquired from Shell.

        Increase in Quarterly Distribution to Unitholders.    On April 28, 2005, the board of directors of our general partner declared a regular quarterly cash distribution of $0.70 per unit payable May 31, 2005 to unitholders of record on May 9, 2005. This cash distribution represents a quarterly increase in the distribution of $0.0125 per limited partnership unit to an indicated annual cash distribution level of $2.80 per unit. This will be the 73rd consecutive quarterly cash distribution paid by us.

Business Activities

  Refined Products Transportation

        We receive petroleum products from refineries, connecting pipelines and bulk and marine terminals and transport those products to other locations. In 2002, 2003 and 2004, refined petroleum products transportation accounted for approximately 87%, 84% and 77% of our consolidated revenues, respectively. For the three months ended March 31, 2004 and 2005, refined petroleum products transportation accounted for approximately 82% and 71% of our consolidated revenues, respectively.

        We transported an average of approximately 1,200,600 barrels of refined petroleum products per day in 2004 and approximately 1,321,200 barrels per day in the three months ended March 31, 2005. The following table shows the average daily volume and percentage of refined petroleum products transported over the three years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005.

Volume and Percentage of Refined Petroleum Products Transportation(a)

	Year Ended December 31,						Three Months Ended March 31,
	2002		2003		2004		2004		2005
	Volume	Percent	Volume	Percent	Volume	Percent	Volume	Percent	Volume	Percent
	(Volume in thousands of barrels per day)

Gasoline	556.4	50.5%	578.8	50.9%	609.0	50.7%	542.4	46.6%	663.5	50.2%
Turbine Fuel	250.9	22.8	248.5	21.9	273.1	22.8	253.0	21.7	298.6	22.6
Middle Distillates(b)	265.4	24.1	285.4	25.1	293.0	24.4	344.0	29.5	341.5	25.8
Other Products	28.7	2.6	23.7	2.1	25.5	2.1	25.6	2.2	17.6	1.3

Total	1,101.4	100.0%	1,136.4	100.0%	1,200.6	100.0%	1,165.0	100.0%	1,321.2	100.0%

(a)
Excludes local product transfers.
(b)
Includes diesel fuel, heating oil, kerosene and other middle distillates.

        We provide refined petroleum product pipeline service in the following states: California, Connecticut, Florida, Illinois, Indiana, Massachusetts, Michigan, Missouri, New Jersey, Nevada, New York, Ohio and Pennsylvania.

        Pennsylvania—New York—New Jersey.    Buckeye Pipe Line serves major population centers in Pennsylvania, New York and New Jersey through 928 miles of pipeline. Refined petroleum products are received at Linden, New Jersey from approximately 17 major source points, including two refineries, six connecting pipelines and nine storage and terminalling facilities. Products are then transported through two lines from Linden, New Jersey to Allentown, Pennsylvania. From Allentown, the pipeline continues west through a connection with the Laurel pipeline to Pittsburgh, Pennsylvania (serving Reading, Harrisburg, Altoona/Johnstown and Pittsburgh) and north through eastern Pennsylvania into New York (serving Scranton/Wilkes-Barre, Binghamton, Syracuse, Utica, Rochester and, via a connecting carrier, Buffalo). Buckeye Pipe Line leases capacity in one of the pipelines extending from Pennsylvania to upstate New York to a major oil pipeline company. Products received at Linden, New Jersey are also transported through one line to the Newark airport and through two additional lines to JFK and LaGuardia airports and to commercial refined product terminals at Long Island City and Inwood, New York. These pipelines supply JFK, LaGuardia and Newark airports with substantially all of each airport's turbine fuel requirements.

        BPL Transportation transports refined petroleum products through five refined petroleum products pipelines with aggregate mileage of approximately 478 miles. Refined petroleum products are received from the Valero Paulsboro Refinery in Gloucester County, New Jersey and transported to terminals in Pennsylvania and New York, Philadelphia International Airport and the Colonial Pipeline.

        Laurel transports refined petroleum products through a 345-mile pipeline extending westward from five refineries and a connection to Colonial Pipeline in the Philadelphia area to Reading, Harrisburg, Altoona/Johnstown and Pittsburgh, Pennsylvania.

        Illinois—Indiana—Michigan—Missouri—Ohio.    Buckeye Pipe Line and Norco Pipe Line Company, LLC, a wholly owned subsidiary of BPH, transport refined petroleum products through 2,025 miles of pipeline in northern Illinois, central Indiana, eastern Michigan, western and northern Ohio and western Pennsylvania. A number of receiving lines and delivery lines connect to a central corridor which runs from Lima, Ohio through Toledo, Ohio to Detroit, Michigan. Refined petroleum products are received at refinery and other pipeline connection points near Toledo, Lima, Detroit and East Chicago. Major market areas served include Peoria, Illinois; Huntington/Fort Wayne, Indianapolis and South Bend, Indiana; Bay City, Detroit and Flint, Michigan; Cleveland, Columbus, Lima and Toledo, Ohio and Pittsburgh, Pennsylvania.

        Wood River owns five refined petroleum products pipelines with aggregate mileage of approximately 900 miles located in the Midwestern United States. Refined petroleum products are received at the ConocoPhillips Wood River refinery in Illinois and transported to the Chicago area, to a terminal in the St. Louis area and to the Lambert-St. Louis Airport, to receiving points across Illinois and Indiana and to Buckeye Pipe Line's pipeline in Lima, Ohio. At our tank farm located in Hartford, Illinois, one of Wood River's pipelines also receives refined petroleum products from the Explorer pipeline which are transported to our 1.3 million barrel terminal located on the Ohio River in Mt. Vernon, Indiana.

        Other Refined Products Pipelines.    Buckeye Pipe Line serves Connecticut and Massachusetts through 112 miles of pipeline that transports refined petroleum products from New Haven, Connecticut to Hartford, Connecticut and Springfield, Massachusetts.

        Everglades transports primarily turbine fuel on a 37-mile pipeline from Port Everglades, Florida to Ft. Lauderdale-Hollywood International Airport and Miami International Airport. Everglades supplies Miami International Airport with substantially all of its turbine fuel requirements.

        WesPac Pipelines-Reno LLC owns a 3-mile pipeline serving the Reno/Tahoe International Airport. WesPac Pipelines-San Diego LLC owns a 4-mile pipeline serving the San Diego International Airport. Both of these pipelines transport turbine fuel. WesPac Pipelines-Memphis LLC is in the process of constructing an 11-mile pipeline and related terminal facilities to serve Memphis International Airport. The Memphis pipeline and terminal construction project is supported by a long-term throughput and deficiency agreement entered into between WesPac Pipelines-Memphis, LLC and Federal Express. The project is expected to be complete in late 2005 or early 2006. Each of these WesPac entities is a joint venture between BPH and Kealine Partners. BPH owns a 75% ownership interest in each of WesPac Pipelines-Reno LLC and WesPac Pipelines-Memphis LLC and a 50% ownership interest in WesPac Pipelines-San Diego LLC. On May 9, 2005, Kealine informed us that they intend to exercise their put right with respect to WesPac Pipelines-Reno LLC and, according to Kealine, the purchase price will be approximately $2.5 million to purchase their 25% interest. As of March 31, 2005, we had provided an aggregate of approximately $25.6 million in debt financing to these WesPac entities.

  Other Business Activities

        Terminalling and Storage.    Through our subsidiaries, we own and operate 42 terminals located in Indiana, Illinois, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania that provide bulk storage and throughput services and have the capacity to store an aggregate of approximately 16.7 million barrels of refined petroleum products. In addition, our subsidiaries own five terminals currently idle in Illinois, Indiana, Kentucky, Michigan and Ohio with an aggregate storage capacity of approximately 924,000 barrels of refined petroleum products.

        Other.    Buckeye Gulf Coast Pipe Lines, L.P., or Buckeye Gulf Coast, a wholly owned subsidiary of BPH, is a contract operator of pipelines owned by major chemical companies in Texas, and, to a lesser extent, Louisiana. Buckeye Gulf Coast currently has eight operations and maintenance contracts in place. In addition, Buckeye Gulf Coast owns a 16-mile pipeline located in Texas that it leases to a third-party chemical company. Subsidiaries of Buckeye Gulf Coast also own an approximate 63% interest in a crude butadiene pipeline between Deer Park, Texas and Port Arthur, Texas that was completed in March 2003. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area. For information regarding the tax treatment of Buckeye Gulf Coast's operations, please read "Tax Considerations" in this prospectus supplement.

        BPH owns a 24.99% equity interest in West Shore Pipe Line Company. West Shore Pipe Line Company owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north to Green Bay, Wisconsin and west and then north to Madison, Wisconsin. The pipeline system transports refined petroleum products to markets in northern Illinois and Wisconsin. The other equity holders of West Shore are a number of major oil companies. The pipeline is operated under contract by Citgo Pipeline Company.

        BPH also owns a 20% interest in West Texas LPG Pipeline Limited Partnership, or WTP. WTP owns and operates a pipeline system that delivers natural gas liquids to Mont Belvieu, Texas for fractionation. The natural gas liquids are delivered to the WTP pipeline system from the Rocky Mountain region via connecting pipelines and from gathering fields located in West and Central Texas. The majority owners and the operators of WTP are affiliates of ChevronTexaco, Inc.

Partnership Structure and Management

        Our principal executive offices are located at 5002 Buckeye Road, Emmaus, Pennsylvania 18049, and our telephone number is (484) 232-4000.

        The chart on the following page shows our simplified organization and ownership structure as of May 9, 2005 after giving effect to this offering and assuming the underwriters' over-allotment is not exercised.

Ownership of Buckeye Partners, L.P.

	Limited Partnership Units	General Partner Units	Percentage Ownership*
Public Unitholders	35,453,426	—	93%
Buckeye Pipe Line Services Company	2,377,720	—	6%
MainLine Sub LLC	80,000	—	<1%
Buckeye GP LLC	—	243,914	<1%

	37,911,146	243,914	100%

*
Ownership percentages in table and chart are approximate.

The Offering

Units offered	2,500,000 limited partnership units (2,875,000 limited partnership units if the underwriters' over-allotment option is exercised in full).
Units to be outstanding after the offering*	37,911,146 limited partnership units (38,286,146 limited partnership units if the underwriters' over-allotment option is exercised in full).
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $112.1 million (based on an assumed offering price of $46.85 per limited partnership unit and after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $129.0 million if the underwriters' over-allotment option is exercised in full. We plan to use the net proceeds from this offering to reduce the indebtedness outstanding under our revolving credit facility. Please read "Use of Proceeds" in this prospectus supplement.
Cash distributions
Cash distributions are made on our units on a quarterly basis. Cash distributions on our units are generally paid before the end of the second month following March 31, June 30, September 30 and December 31. We expect the first distribution payable to the purchasers of the limited partnership units offered hereby will be paid in August of 2005.
Estimated ratio of taxable income to distributions
We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distribution with respect to the fourth calendar quarter of 2007, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 30% of the amount of cash distributed to you with respect to that period. For the basis of this estimate, please read "Tax Considerations" in this prospectus supplement.
New York Stock Exchange symbol	BPL

*
Excludes 662,900 limited partnership units reserved for issuance under our option plan and includes 2,377,720 limited partnership units held by Buckeye Pipe Line Services Company and 80,000 limited partnership units held by MainLine Sub.

Summary Selected Historical Financial and Operating Data

        We have derived the summary selected historical financial and operating data as of and for each of the years ended December 31, 2002, 2003 and 2004 from our audited financial statements and related notes. We have derived the summary selected historical financial and operating data as of March 31, 2004 and 2005, and for the three-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data.

        The results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, each of which is incorporated by reference in this prospectus.

        This data does not include any results prior to October 1, 2004 from the Midwest pipelines and terminals that we acquired from Shell on October 1, 2004. Financial data for the Midwest pipelines and terminals is unavailable for the periods prior to October 1, 2004, as these assets were historically not accounted for separately and were not operated as a separate business unit by Shell.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per unit and per barrel data)

Income Statement Data:
Revenues	$247,345	$272,947	$323,543	$71,761	$95,889
Operating income	102,362	109,335	122,144	28,098	37,468
Net income(a)	71,902	30,154	82,962	20,101	23,162
Earnings per partnership unit—assuming dilution	$2.64	$1.05	$2.75	$0.69	$0.66
Balance Sheet Data (at period end):
Total assets	$856,171	$937,896	$1,534,119	$928,984	$1,542,692
Total debt	405,000	448,050	797,270	453,692	774,277
Partners' capital	357,432	377,412	605,423	378,880	652,151
Cash Flow Data:
Net cash provided from continuing operations	$93,095	$109,367	$99,745	$13,529	$19,788
Capital expenditures	71,608	42,145	72,631	6,122	21,458
Acquisition and investment expenditures	—	35,988	518,790	—	—
Distributions to unitholders	67,932	72,375	80,172	18,829	24,495
Cash distributions per partnership unit	$2.500	$2.538	$2.638	$0.650	$0.688
Operating Data:
Transportation volumes (thousands of barrels per day)	1,101.4	1,136.4	1,200.6	1,165.0	1,321.2
Average revenue per barrel shipped (dollars per barrel)	$0.533	$0.550	$0.558	$0.553	$0.542

(a)
Net income in 2003 includes a special charge of $45.5 million related to a yield maintenance premium paid on the retirement of $240 million of senior notes.

RISK FACTORS

        An investment in our limited partnership units involves risk. You should read carefully the risk factors discussed below and the discussion of risk factors relating to our business under the caption "Risk Factors" beginning on page 5 of the accompanying base prospectus before making a decision to invest in our limited partnership units. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our limited partnership units.

We may not be able to realize the expected benefits of our recent acquisition of the Midwest pipelines and terminals from Shell or the Paulsboro pipelines and terminals from ExxonMobil, and the integration of the Paulsboro pipelines and terminals into our operations may be more costly than anticipated.

        Our estimates regarding the earnings, operating cash flow, capital expenditures and liability resulting from our acquisition of the Midwest pipelines and terminals from Shell or the Paulsboro pipelines and terminals from ExxonMobil may prove to be incorrect. We may not be able to generate significant additional throughput on these assets from third parties other than Shell or ExxonMobil. Further, the competitive pressures in the markets served by the newly acquired assets may be more severe than anticipated. In addition, we may not be able to connect to other pipelines or implement expansion projects on an economic basis. As a result, our revenues and, therefore, our ability to pay cash distributions on our units, could be adversely affected.

        We may also face difficulties integrating the pipelines and terminals we recently acquired from ExxonMobil into our operations on an efficient and timely basis, resulting in significantly higher costs to us than anticipated and thus adversely affecting our ability to pay cash distributions on our units. During the transition of operational control of these assets from ExxonMobil to us, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations, including difficulties:

  •
  integrating the financial, technological and management standards, processes, procedures and controls of the acquired assets with those of our existing operations;

  •
  managing the increased scope and complexity of our operations; and

  •
  mitigating contingent and/or assumed liabilities.

A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport.

        A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport on certain of the pipelines acquired from Shell. As a result, our revenues and, therefore, our ability to pay cash distributions on our units could be adversely affected. The ConocoPhillips Wood River refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

  •
  unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

  •
  labor difficulties that result in a work stoppage or slowdown;

  •
  environmental proceedings or other litigation that require the halting of all or a portion of the operations the refinery; or

  •
  legislation or regulation that adversely impacts the economics of refinery operations.

        In addition, in connection with our acquisition of the Midwest pipelines and terminals, we entered into a terminalling agreement and a transportation agreement with Shell, providing for minimum pipeline and terminal revenue commitments each year for the next three years. The agreements provide that if an event occurs beyond the control of either us or Shell, Shell has the right to reduce its revenue commitments to us during the period of interruption. Shell relies on the ConocoPhillips Wood River refinery for supply of its refined petroleum products. An interruption at the refinery could trigger this provision in these agreements, thereby allowing Shell to reduce its revenue commitments to us.

We may incur liabilities from assets we have acquired. These costs and liabilities may not be covered by indemnification rights we have against the sellers of the assets.

        Some of the assets we have acquired have been used for many years to distribute, store or transport petroleum products. Releases may have occurred prior to our acquisition from terminals or along pipeline rights-of-way that require remediation. In addition, releases may have occurred in the past that have not yet been discovered, which could require costly future remediation. If a significant release or event occurred in the past the liability for which was not retained by the seller or for which indemnification from the seller is not available, it could adversely affect our financial position and results of operations, and, therefore, our ability to pay cash distributions on our units could be adversely affected.

Rate regulation or a successful challenge to the rates we charge on the pipelines acquired from Shell and ExxonMobil could adversely affect our results of operations.

        The refined petroleum products pipelines we acquired from Shell and ExxonMobil are interstate common carrier pipelines regulated by the FERC under the Interstate Commerce Act and the Department of Energy Organization Act. The FERC's primary ratemaking methodology is price indexing. This methodology is used to establish rates on these newly acquired pipelines. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the annual producer price index for finished goods, or PPI. If the PPI is negative, we could be required to reduce these rates if they exceed the new maximum allowable rate. In addition, changes in the PPI might not be large enough to fully reflect actual increases in the costs associated with the pipelines.

        In the past, the FERC ruled that pass-through entities, like us, may not claim an income tax allowance for income attributable to non-corporate limited partners in justifying the reasonableness of their rates. Further, in a 2004 decision involving an unrelated pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled a prior FERC decision allowing a limited partnership to claim a partial income tax allowance in an opinion that suggested that in the future a limited partnership may not be able to claim any income tax allowance despite being partially owned by a corporation. On December 2, 2004, the FERC issued a Notice of Inquiry (Docket No. PL05-5) seeking comments regarding whether the 2004 Appeals Court decision applies only to the specific facts of that case, or whether it applies more broadly, and, if the latter, what effect that ruling might have on energy infrastructure investments. On May 4, 2005, the FERC adopted a policy statement in Docket No. PL05-5, providing that all entities owning public utility assets—oil and gas pipelines and electric utilities—would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. Any pass-through entity seeking an income tax allowance would have to establish that its partners or members have an actual or potential income tax obligation on the entity's public utility income. The FERC expressed the intent to implement its policy in individual cases as they arise. We expect the final adoption and implementation by FERC of the policy statement in individual cases will be subject to review by the United States Court of Appeals.

The owner of our general partner has a substantial amount of debt. A default under such debt could result in a change of control of our general partner which would be an event of default under our revolving credit facility.

        MainLine L.P., the indirect owner of our general partner, financed its purchase of MainLine Sub LLC, the owner of our general partner, through a combination of equity capital and the proceeds from a senior secured credit and guaranty agreement, which was refinanced with a portion of the proceeds from a new senior secured credit and guaranty agreement. MainLine's existing credit and guaranty agreement is secured by pledges of substantially all of the assets of MainLine and MainLine Sub, including the interest in our general partner. MainLine's indebtedness under its credit and guaranty agreement is rated BB- by S&P and Ba3 by Moody's. If MainLine were to default on its obligations under its credit and guaranty agreement, the lenders could exercise their rights under these pledges which could result in a change of control of our general partner and a change of control of us. A change of control would constitute an event of default under our revolving credit facility and require the administrative agent, upon request of the lenders providing a majority of the loan commitments or the outstanding loan amount, to declare all amounts payable by us under our revolving credit facility immediately due and payable.

USE OF PROCEEDS

        We plan to use the net proceeds from the offering, estimated to be approximately $112.1 million (based on an assumed offering price of $46.85 per limited partnership unit and after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $129.0 million if the underwriters' over-allotment option is exercised in full, to reduce the indebtedness outstanding under our revolving credit facility.

        The current amounts outstanding under our revolving credit facility include approximately $175 million associated with the ExxonMobil acquisition, approximately $44.3 million associated with return capital projects and approximately $10.7 million in short term borrowings used for working capital purposes.

        Indebtedness under our revolving credit facility bears interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) SunTrust Bank's prime rate or (ii) LIBOR, in each case plus an applicable margin. The interest rate under our revolving credit facility is currently a weighted average of 5.456%. Our revolving credit facility has a maturity date of August 6, 2009.

        Affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are lenders under our revolving credit facility and will receive their respective share of any repayment by us of amounts outstanding under our revolving credit facility from the proceeds of this offering. For more information, please read "Underwriting" in this prospectus supplement.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2005 on:

  •
  an historical basis;

  •
  a pro forma basis to give effect to the debt incurred in connection with the acquisition of the Paulsboro pipelines and terminals from ExxonMobil,

  •
  a pro forma as adjusted basis to give effect to the sale of 2,500,000 limited partnership units at an assumed offering price of $46.85 per limited partnership unit in this offering and the application of the net proceeds therefrom in the manner described under "Use of Proceeds."

        We estimate that we will receive net proceeds from this offering of approximately $112.1 million (based upon the last reported sale price of our limited partnership units on the New York Stock Exchange on May 9, 2005 of $46.85 per limited partnership unit and after deducting underwriting discounts and estimated offering expenses).

        This table should be read in conjunction with our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying base prospectus. This table does not reflect the issuance of up to 375,000 limited partnership units that we may sell to the underwriters upon exercise of their over-allotment option, the proceeds of which will be used to reduce the indebtedness outstanding under our revolving credit facility.

	As of March 31, 2005
	Historical	Pro forma	Pro forma as adjusted
	(unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$17,545	$17,545	$17,545

Long-term debt:
4.625% Notes due 2013	$300,000	$300,000	$300,000
5.30% Notes due 2014	275,000	275,000	275,000
6.75% Notes due 2033	150,000	150,000	150,000
Revolving credit facility	50,000	225,000	112,910
Less: unamortized discount	(2,664)	(2,664)	(2,664)
Adjustment to fair value associated with hedge of fair value	1,941	1,941	1,941

Total long-term debt	774,277	949,277	837,187

Partners' capital:
General partner	2,543	2,543	2,543
Limited partners	650,143	650,143	762,233
Receivable from exercise of options	(535)	(535)	(535)

Total partners' capital	652,151	652,151	764,241

Total capitalization	$1,426,428	$1,601,428	$1,601,428

PRICE RANGE OF LIMITED PARTNERSHIP UNITS AND CASH DISTRIBUTIONS

        As of May 9, 2005, there were 35,411,146 limited partnership units outstanding, held by approximately 38,000 holders, including limited partnership units held in street name, 2,377,720 limited partnership units held by Buckeye Pipe Line Services Company and 80,000 limited partnership units held by MainLine Sub LLC. Our limited partnership units are traded on the NYSE under the symbol "BPL."

        The following table sets forth, for the periods indicated, the high and low sales prices for our limited partnership units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid per unit. The last reported sales price of our limited partnership units on the NYSE on May 9, 2005 was $46.85 per unit.

	Sales price range per limited partnership unit
			Cash Distributions per unit(a)
	High	Low
Year ended December 31, 2003
First quarter	$39.99	$33.60	$0.6375
Second quarter	39.45	35.05	0.6375
Third quarter	40.90	36.92	0.6375
Fourth quarter	45.55	40.00	0.6500
Year ended December 31, 2004
First quarter	$46.00	$40.00	0.6500
Second quarter	43.67	35.60	0.6625
Third quarter	44.40	40.70	0.6750
Fourth quarter	45.00	39.10	0.6875
Year ended December 31, 2005
First quarter	$46.00	$42.00	0.7000	(b)
Second quarter (through May 9, 2005)	49.15	44.90	(c)

(a)
We generally declare cash distributions in respect of each fiscal quarter 30 days after the end of such quarter and generally make such distributions 60 days after the end of such quarter.

(b)
This cash distribution was declared on April 28, 2005, and is payable on May 31, 2005 to unitholders of record at the close of business on May 9, 2005.

(c)
We expect our general partner to declare and pay a cash distribution for the second quarter of 2005 within 60 days following the end of the quarter.

TAX CONSIDERATIONS

        The tax consequences to you of an investment in our limited partnership units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of limited partnership units, please read "Material Tax Considerations" beginning on page 27 in the accompanying base prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

        We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distribution with respect to the fourth calendar quarter of 2007, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 30% of the amount of cash distributed to you with respect to that period. If you continue to own limited partnership units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution of $0.70 per unit (based on the last quarterly distribution announced by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of limited partnership units. Please read "Material Tax Considerations" in the accompanying base prospectus.

        Ownership of limited partnership units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Recent legislation generally treats net income derived from the ownership of publicly traded partnerships as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years of a regulated investment company beginning after October 22, 2004. For taxable years of a regulated investment company beginning on or before October 22, 2004 very little of our income will be qualifying income to a regulated investment company. Please read "Material Tax Considerations—Tax-Exempt Organizations and Certain Other Investors" in the accompanying base prospectus.

        In order to be treated as a partnership for federal income tax purposes, we must generate at least 90% of our gross income from specific qualifying sources, such as the transportation of refined petroleum products. Because Buckeye Gulf Coast's operations generally do not generate qualifying income for federal income tax purposes, we have elected to treat Buckeye Gulf Coast as a corporation for federal income tax purposes. Revenue from activities conducted by Buckeye Gulf Coast is taxed at the applicable corporate tax rate. Distributions received from Buckeye Gulf Coast that are treated as dividends for federal income tax purposes constitute qualifying income. For a more complete description of this qualifying income requirement, please read "Material Tax Considerations" in the accompanying base prospectus.

UNDERWRITING

        We are offering the limited partnership units described in this prospectus through the underwriters named below. UBS Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives of the underwriters.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, which we will file as an exhibit to a Current Report on Form 8-K, each underwriter named below has agreed to purchase from us the number of limited partnership units set forth opposite the underwriter's name.

Name of Underwriter	Number of Limited Partnership Units
UBS Securities LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.

Total	2,500,000

        The underwriting agreement provides that the underwriters' obligations to purchase the limited partnership units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the limited partnership units are purchased by the underwriters, all of the limited partnership units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

Over-allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of 375,000 additional limited partnership units at the offering price to the public less the underwriting discount set forth on the cover page of this prospectus supplement exercisable to cover over-allotments. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional limited partnership units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these limited partnership units to the underwriters.

Commissions and Expenses

        The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional limited partnership units. This underwriting fee is the difference between the offering price to the public and the amount the underwriters pay to us to purchase the limited partnership units.

Paid By Us
	No Exercise	Full Exercise
Per limited partnership unit	$	$
Total	$	$

        We have been advised by the underwriters that the underwriters propose to offer the limited partnership units directly to the public at the offering price to the public set forth on the cover page of this prospectus supplement and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $            per limited partnership unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $            per limited partnership unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        We estimate that total expenses of the offering payable by us, other than underwriting discounts and commissions, will be approximately $350,000.

Indemnification

        We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Lock-up Agreements

        We, our general partner, directors and officers of our general partner and some affiliates of our general partner have agreed, subject to certain exceptions, that for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of UBS Securities LLC and Citigroup Global Markets Inc., sell, hedge or otherwise dispose of, directly or indirectly, any limited partnership units or any securities convertible or exchangeable for limited partnership units; we may, however, (i) issue limited partnership units to sellers of terminalling facilities or pipelines in connection with acquisitions by us, provided that the underwriters have received similar lock-up agreements from such sellers, (ii) issue limited partnership units to our option holders upon exercise of options granted under our Amended and Restated Unit Option and Distribution Equivalent Plan, provided that the underwriters receive notice prior to any such issuance of limited partnership units and (iii) issue options pursuant to our Amended and Restated Unit Option and Distribution Equivalent Plan not exercisable during the lock-up period. Further, Buckeye Pipe Line Services Company may sell limited partnership units in connection with the liquidation of employee accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan at or about the time an employee ceases to be an employee of Services Company. UBS Securities LLC and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the limited partnership units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of limited partnership units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of limited partnership units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing limited partnership units in the open market.

  •
  Syndicate covering transactions involve purchases of the limited partnership units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the limited partnership units to close out the short position, the underwriters will consider, among other things, the price of limited partnership units available for purchase in the open market as compared to the price at which they may purchase limited partnership units through the over-allotment option. If the underwriters sell more limited partnership units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying limited partnership units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the limited partnership units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the limited partnership units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the limited partnership units or preventing or retarding a decline in the market price of the limited partnership units. As a result, the price of the limited partnership units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the limited partnership units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in any stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Listing

        Our limited partnership units are traded on the New York Stock Exchange under the symbol "BPL."

Affiliations

        Some of the underwriters and their affiliates have performed investment banking, financial advisory and other commercial services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform such services for us and our affiliates in the ordinary course of their business.

        Affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are lenders under our revolving credit facility and will receive their respective share of any repayment by us of amounts outstanding under the revolving credit facility from the proceeds of this offering. Because we intend to use more than 10% of the net proceeds from this offering to reduce indebtedness owed by us to such affiliates under our revolving credit facility, this offering is being conducted in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

        Goldman, Sachs & Co. served as sole underwriter for our February 7, 2005 sale of 1,100,000 units representing limited partnership interests. Goldman, Sachs & Co. served as lead manager and Citigroup

Global Markets Inc. and Lehman Brothers Inc. served as a joint book-running managers for our October 19, 2004 sale of 5,500,000 units representing limited partner interests. Citigroup Global Markets Inc. and Goldman, Sachs & Co. served as joint book-running managers for our registered offering of $275 million aggregate principal amount of 5.30% Notes. An affiliate of Goldman, Sachs & Co. is the administrative agent and a lender under MainLine L.P.'s credit and guaranty agreement.

NASD Conduct Rules

        Because the National Association of Securities Dealers, Inc. views the limited partnership units offered by this prospectus supplement and the accompanying base prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the Conduct Rules of the National Association of Securities Dealers, Inc.

Electronic Distribution

        A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of limited partnership units to underwriters for sale to their online brokerage account holders. The representatives will allocate limited partnership units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, limited partnership units may be sold by the underwriters to securities dealers who resell limited partnership units to online brokerage account holders.

        Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

Certain Limitations on Offers to Sell

        Each of the underwriters have represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any limited partnership units to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any limited partnership units in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the limited partnership units in, from or otherwise involving the United Kingdom.

        The limited partnership units may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

LEGAL MATTERS

        The validity of the limited partnership units is being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters are being passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus and information previously filed with the SEC. In addition to the documents listed in "Where You Can Find More Information" on page 3 of the accompanying base prospectus, we incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended December 31, 2004

  •
  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005;

  •
  Current Reports on Form 8-K dated January 1, 2005, January 21, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto), January 28, 2005 (excluding information furnished pursuant to Item 2.02 and Exhibit 99.1 thereto), February 4, 2005, April 1, 2005, and May 5, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto); and

  •
  The description of our limited partnership units contained in the Registration Statement on Form 8-A, filed on December 8, 1986, as amended on December 15, 1986.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

5002 Buckeye Road P.O. Box 368 Emmaus, Pennsylvania (484) 232-4000 Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than the date on the front of each document.

Prospectus

$1,000,000,000

Buckeye Partners, L.P.

Limited Partnership Units
Debt Securities

        We, Buckeye Partners, L.P., may offer up to $236,982,500 aggregate initial offering price of limited partnership units and up to $763,017,500 aggregate initial offering price or principal amount of limited partnership units and debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

        Our limited partnership units are listed on the New York Stock Exchange under the symbol "BPL."

        You should carefully consider the risk factors beginning on page 5 of this prospectus before you make an investment in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2004.

THE PARTNERSHIP

        We provide pipeline transportation service for refined petroleum products. We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 3,800 miles of pipeline serving 12 states. We also operate, through wholly owned subsidiaries, approximately 1,400 miles of pipeline under agreements with major oil and chemical companies, as well as 15 refined petroleum products terminals in Illinois, Indiana, Michigan, New York, Ohio and Pennsylvania.

        We are a Delaware limited partnership formed in 1986. Limited partnership interests in the Partnership are represented by publicly traded limited partnership units and the limited partners are unitholders.

        Our sole general partner and the sole general partner and manager of each of the operating partnerships is Buckeye Pipe Line Company LLC, a Delaware limited liability company. Buckeye Pipe Line Company owns approximately a 1% general partnership interest in each of our operating partnerships and in the Partnership, for an effective 2% interest in the Partnership.

        On May 4, 2004, the owners of Glenmoor LLC, the ultimate parent company of Buckeye Pipe Line Company, sold Glenmoor to BPL Acquisition L.P., a majority of the equity of which is owned by Carlyle/Riverstone Global Energy and Power Fund II, L.P., or the "Carlyle/Riverstone Fund". In connection with the sale, Buckeye Pipe Line Company was converted from a corporation to a limited liability company in accordance with Delaware law.

        Each of the Partnership, our general partner, Glenmoor and BPL Acquisition is a legally distinct entity with its own assets, debts, obligations and liabilities. The Partnership is not liable for the separate debts, obligations or liabilities of our general partner, Glenmoor or BPL Acquisition and has not pledged its assets to secure any such debts, obligations or liabilities.

        The Carlyle/Riverstone Fund also owns, through affiliates, an interest in Magellan Midstream Holdings, L.P., which owns the general partner interest and approximately 26.3% limited partnership interest in Magellan Midstream Partners, L.P., or "Magellan Partners", a publicly-owned limited partnership that was formerly known as Williams Energy Partners, L.P. The co-general partners of the Carlyle/Riverstone Fund are Riverstone Holdings, or "Riverstone", and The Carlyle Group, or "Carlyle". Riverstone, a New York-based energy and power focused private equity firm founded in 2000, has approximately $1.5 billion under management. Riverstone conducts buyout and growth capital investments in the midstream, upstream, power and oil field service sectors of the energy industry. To date, Riverstone has committed approximately $800 million to 10 investments across each of these four sectors. The Carlyle Group is a global private equity firm with $18.3 billion under management. Carlyle invests in buyouts, venture, real estate and leveraged finance in North America, Europe and Asia. Since 1987, Carlyle has invested $10.8 billion of equity in 317 transactions and employs more than 500 people in 14 countries.

        Although neither the Partnership nor Magellan Partners have extensive operations in the geographic areas primarily served by the other entity, the Partnership will compete directly with Magellan Partners and perhaps other entities in which the Carlyle/Riverstone Fund, Carlyle or Riverstone have an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating partnerships. Moreover, the Partnership, on one hand, and Magellan Partners or other entities in which the Carlyle/Riverstone Fund, Carlyle or Riverstone have an interest, on the other hand, may contract with one another for the purchase and sale of goods or services. As a result of these actual and potential conflicts of interest, the board of directors of our general partner has adopted a conflicts of interest policy and related procedures and has required directors who are affiliated with the Carlyle/Riverstone Fund, Riverstone or Carlyle to adopt appropriate procedures to protect the Partnership's proprietary and confidential information. When any director becomes aware of an actual or potential conflict of interest, that director is required to disclose such conflict to the board of directors promptly and the board will determine what actions, if any, should be taken to protect the interests of the Partnership. In certain circumstances, a director will be required to recuse himself from the board's deliberations and any vote on any matter that is the subject of such actual or potential conflict of interest. The conflict of interest policy and procedures are administered by the audit committee of the board of directors of our general partner, acting pursuant to their authority under Section 7.9 of the Partnership's limited partnership agreement.

        Our principal executive offices are located at 5002 Buckeye Road, P. O. Box 368, Emmaus, Pennsylvania, telephone (484) 232-4000. Our website may be accessed at www.buckeye.com. Neither the contents of our website, nor of any other website that may be accessed from our website, are incorporated in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at www.sec.gov. You may also read and copy documents at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        We also provide information to the New York Stock Exchange because our limited partnership units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10002.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

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  our annual report on Form 10-K, as amended, for the year ended December 31, 2003;

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  our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

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  our current reports on Form 8-K filed on May 4, 2004 (other than the information furnished under Item 9 of such Form 8-K and the related exhibit) and on July 1, 2004;

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  all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

5002 Buckeye Road
P. O. Box 368 Emmaus, Pennsylvania (484) 232-4000 Attention: Investor Relations

        You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or any sales of the securities. In this prospectus and any accompanying prospectus supplement, the terms "Partnership," "we," "us" and "our" refer to Buckeye Partners, L.P.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

Risks Inherent to our Business

  Changes in petroleum demand and distribution may adversely affect our business

        Demand for the service provided by our operating partnerships depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by our pipelines also affect the demand for petroleum products because a substantial portion of the refined petroleum products transported by our pipelines is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of our operating partnerships would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long term contracts.

        Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect our business. We cannot predict or control the effect of each of these factors on us or our operating partnerships.

        The rate structure of certain of our pipelines is subject to regulation and change by the Federal Energy Regulatory Commission

        Buckeye Pipe Line Company, L.P. and Norco Pipe Line Company, LLC, both of which are subsidiaries of the Partnership, are interstate common carriers regulated by the Federal Energy Regulatory Commission, or FERC, under the Interstate Commerce Act and the Department of Energy Organization Act. Buckeye Pipe Line Company, L.P. presently is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 15 regions and metropolitan areas.

        The Buckeye program is an exception to the generic oil pipeline regulations the FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that the FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market. The Buckeye rate program was reevaluated by the FERC in July 2000, and was allowed to continue with no material changes. Norco Pipe Line Company, LLC is governed by FERC's generic rules and its rates are subject to change annually in accordance with the index.

        We cannot predict the impact, if any, that a change in the FERC's method of regulating the rates of interstate common carrier pipelines would have on our operations, financial condition or results of operations.

        Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes

        In a 2004 decision involving an unrelated oil pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled prior FERC precedent allowing an oil pipeline limited partnership to claim an income tax allowance for a portion of its income as part of its cost of service. The court ruled that the pipeline partnership in that case was not entitled to any allowance for income taxes that were not actually paid. While we currently do not use the cost-of-service methodology to support our rates, this decision could adversely affect us should we elect in the future to use the cost-of-service methodology or should we be required to use that methodology to defend our rates if challenged by our customers.

  Environmental regulation may impose significant costs and liabilities on us

        Our operating partnerships are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental-related liabilities are inherent in pipeline operations, and we cannot assure you that the operating partnerships will not incur material environmental liabilities. Additionally, our costs could increase significantly and we could face substantial liabilities, if, among other developments:

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  environmental laws, regulations and enforcement policies become more rigorous; or

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  claims for property damage or personal injury resulting from the operations of the operating partnerships are filed.

        Existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline and requiring the use of ultra low-sulfur diesel fuel could adversely affect our results of operations, thereby reducing our ability to make distributions to unitholders or service our debt obligations

        Our pipelines transport gasoline containing MTBE, an oxygenate used extensively to reduce motor vehicle tailpipe emissions. In response to concerns about MTBE's adverse impact on ground or surface water, many states, including New York and Connecticut, have banned or restricted the use of MTBE in gasoline. Other states are considering bans or restrictions on MTBE or opting out of the EPA's reformulated gasoline program, either of which events would reduce the use of MTBE. The phase-out of MTBE may result in a reduction in gasoline volumes delivered by our pipelines. We are unable to quantify the amount by which our transportation volumes might be affected by the phase-out of MTBE. In addition, new requirements for the use of ultra low-sulfur diesel fuel, which will be phased in commencing in 2006 through 2010, could require significant capital expenditures at certain locations in order to permit our facilities to handle this new product grade. At this time we are unable to predict the timing or amount of capital or operating expenditures that would be required to enable us to transport and store ultra low-sulfur diesel fuel.

  Department of Transportation regulations may impose significant costs and liabilities on us

        The operating partnerships' pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, the operating partnerships conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, the operating partnerships could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

  Terrorist attacks could adversely affect our business

        Since the attacks of September 11, 2001, the United States government has issued warnings that energy assets, specifically our nation's pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, refineries or terminals, could have a material adverse effect on our business.

        Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured

        Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. Our operating partnerships operations are currently covered by property, casualty, workers' compensation and environmental insurance policies. In the future, however, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position, thereby reducing our ability to make distributions to unitholders, or payments to debt holders.

  Competition could adversely affect our operating results

        Generally, pipelines are the lowest cost method for long-haul overland movement of refined petroleum products. Therefore, our most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with us in particular locations.

        We compete with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and Ohio.

        Trucks competitively deliver product in a number of areas that we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our operating partnerships' tariff rates.

        Privately arranged exchanges of product between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties' costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

        We are a holding company and depend entirely on our operating partnerships' distributions to service our debt obligations and pay cash distributions to our unitholders

        We are a holding company with no material operations. If we do not receive cash distributions from our operating partnerships, we will not be able to meet our debt service obligations or to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our limited partnership units. We are currently bound by the terms of a revolving credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Our operating partnerships may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating partnership's ability to make distributions to us.

        Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations

        From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

        Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

  Any debt securities will be junior to our operating partnerships' debt

        The debt securities will be issued by the Partnership and will be structurally subordinated to the claims of our operating partnerships' creditors. Holders of the debt securities will not be creditors of our operating partnerships. The claims to the assets of our operating partnerships derive from our own partnership interests in those operating partnerships. Claims of our operating partnerships' creditors will generally have priority as to the assets of our operating partnerships over our own partnership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our operating partnerships' creditors may include:

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  general creditors;

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  trade creditors;

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  secured creditors;

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  taxing authorities; and

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  creditors holding guarantees.

Risks Relating to Partnership Structure

  We may sell additional limited partnership units, diluting existing interests of unitholders

        Our partnership agreement allows us to issue additional limited partnership units and certain other equity securities without unitholder approval. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

  Our general partner and its affiliates may have conflicts with our partnership

        The directors and officers of the general partner and its affiliates have fiduciary duties to manage the general partner in a manner that is beneficial to its sole member. At the same time, the general partner has fiduciary duties to manage our partnership in a manner that is beneficial to our partnership. Therefore, the general partner's duties to us may conflict with the duties of its officers and directors to its sole member.

        Such conflicts may arise from, among others, the following factors:

  •
  decisions by our general partner regarding the amount and timing of our cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to our general partner;

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  under our partnership agreement we reimburse the general partner for the costs of managing and operating the partnership; and

  •
  under our partnership agreement, it is not a breach of our general partner's fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

        Specifically, our general partner is owned by an affiliate of the Carlyle/Riverstone Fund, which also owns, through affiliates, an interest in the general partner of Magellan Partners. Although neither the Partnership nor Magellan Partners have extensive operations in the geographic areas primarily served by the other entity, the Partnership will compete directly with Magellan Partners and perhaps other entities in which the Carlyle/Riverstone Fund, Riverstone or Carlyle have an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating partnerships, creating actual and potential conflicts of interest between the Partnership and affiliates of our general partner.

  Unitholders have limited voting rights and control of management

        Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor must be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 80% of the limited partnership units and only after receiving state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

  Our partnership agreement limits the liability of our general partner

        Our general partner owes fiduciary duties to our unitholders. Provisions of our partnership agreement and the partnership agreements for each of the operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith which do not involve gross negligence or willful misconduct. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates.

  Unitholders may not have limited liability in some circumstances

        The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the unitholders as a group took any action pursuant to our partnership agreement that constituted participation in the "control" of our business, then the unitholders could be held liable under some circumstances for our obligations to the same extent as a general partner.

        Under applicable state law, our general partner has unlimited liability for our obligations, including our debts and environmental liabilities, if any, except for our contractual obligations that are expressly made without recourse to the general partner.

        In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Tax Risks to Unitholders

        The IRS could treat us as a corporation for tax purposes or changes in law could subject us to entity-level taxation, which would substantially reduce the cash available for distribution to holders of limited partnership units.

        The availability to a unitholder of the federal income tax benefits of an investment in the limited partnership units depends, in large part, on our classification as a partnership for federal income tax purposes. No ruling from the Internal Revenue Service (the "IRS") as to this status has been or is expected to be requested. We are instead relying on the opinion of Morgan, Lewis & Bockius LLP, which is not binding on the IRS.

        If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the limited partnership units.

        The law could be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Further, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us, the cash available for distribution to you would be reduced.

        A successful IRS contest of the federal income tax positions that we take may adversely affect the market for limited partnership units.

        We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our operations as "qualifying income" under Section 7704 of the Internal Revenue Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

        Holders of limited partnership units may be required to pay taxes even if they do not receive any cash distributions.

        A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder's allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder's allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder's limited partnership units.

        Ownership of limited partnership units may have adverse tax consequences for tax-exempt organizations and certain other investors.

        Investment in limited partnership units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

        There are limits on the deductibility of losses that may adversely affect holders of limited partnership units.

        In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

  Our tax shelter registration could increase the risk of a potential audit by the IRS.

        We are registered with the IRS as a "tax shelter." The IRS has issued to us the following tax shelter registration number: 86280000273. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder's personal tax return.

        Recently enacted regulations may require disclosure of an investment in the limited partnership units as a reportable transaction.

        Recently issued final regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our limited partnership units. The IRS has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors to your investment in our limited partnership units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on "material advisors," that include any person who makes or provides any written or oral statement to a registered "tax shelter" in connection with a transaction, and receives or expects to receive certain fees with respect to a transaction. As described in "Material Tax Considerations of Unitholders—Administrative Matters—Registration as a Tax Shelter," we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list of specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

  Tax gain or loss on disposition of limited partnership units could be different than expected.

        A unitholder who sells limited partnership units will recognize the gain or loss equal to the difference between the amount realized, including the unitholder's share of our nonrecourse liabilities, and the unitholder's adjusted tax basis in the limited partnership units. Prior distributions in excess of cumulative net taxable income allocated for a limited partnership unit which decreased a unitholder's tax basis in that limited partnership unit will, in effect, become taxable income if the limited partnership unit is sold at a price greater than the unitholder's tax basis in that limited partnership unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of limited partnership units than would be the case under those conventions, without the benefit of decreased income in prior years.

  The reporting of partnership tax information is complicated and subject to audits.

        We will furnish each unitholder with a Substitute Schedule K-1 that sets forth the unitholder's share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

        There is a possibility of loss of tax benefits relating to nonconformity of limited partnership units and nonconforming depreciation conventions.

        Because we cannot match transferors and transferees of limited partnership units, uniformity of the tax characteristics of the limited partnership units to a purchaser of limited partnership units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of limited partnership units and could have a negative impact on the value of the limited partnership units.

        Holders of limited partnership units will likely be subject to state, local and other taxes in states where holders of limited partnership units live or as a result of an investment in the limited partnership units.

        In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state, local and foreign tax returns. Morgan, Lewis & Bockius LLP has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

        Holders of limited partnership units may have negative tax consequences if we default on our debt or sell assets.

        If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

FORWARD-LOOKING STATEMENTS

        Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

  •
  price trends and overall demand for refined petroleum products in the United States in general and in our service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands);

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  changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of our tariff rates;

  •
  liability for environmental claims;

  •
  security issues affecting our assets, including, among others, potential damage to our assets caused by acts of war or terrorism;

  •
  unanticipated capital expenditures and operating expenses to repair or replace our assets;

  •
  availability and cost of insurance on our assets and operations;

  •
  our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

  •
  expansion in the operations of our competitors;

  •
  our ability to integrate any acquired operations into our existing operations;

  •
  shut-downs or cutbacks at major refineries that use our services;

  •
  deterioration in our labor relations;

  •
  changes in real property tax assessments;

  •
  disruptions to the air travel system; and

  •
  interest rate fluctuations and other capital market conditions.

        When considering forward-looking statements, you should keep in mind the risk factors referred to elsewhere in this prospectus. The events described in our risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. You should consider the above information when reading any forward-looking statements in:

  •
  this prospectus;

  •
  documents incorporated in this prospectus by reference;

  •
  reports that we file with the SEC;

  •
  our press releases; or

  •
  oral statements made by us or any of our officers or other persons acting on our behalf.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve Months Ended December 31,					Three Months Ended March 31,
1999	2000	2001	2002	2003	2003	2004
4.43	3.86	4.07	3.79	2.15	3.78	4.23

        These computations include us and our operating partnerships and subsidiaries. For these ratios, "earnings" is the amount resulting from adding the following items:

  •
  pre-tax income from continuing operations;

  •
  portion of rents representative of the interest factor; and

  •
  interest on indebtedness.

        The term "fixed charges" means the sum of the following:

  •
  interest on indebtedness;

  •
  capitalized interest; and

  •
  a portion of rents representative of the interest factor.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

        As of June 30, 2004, there were issued and outstanding 28,739,246 limited partnership units representing an aggregate 99% limited partnership interest in Buckeye Partners, L.P. The limited partnership units and the 243,914 general partnership units generally participate pro rata in our income, gains, losses, deductions, credits and distributions, subject to the Incentive Compensation Agreement described below.

        Buckeye Partners, L.P. currently has a unit option and distribution equivalent plan which authorizes the granting of options to purchase up to 720,000 limited partnership units to selected employees of Buckeye Pipe Line Services Company. As of June 30, 2004, there were 258,900 limited partnership units issuable upon the exercise of options granted under this plan.

Liquidation

        In the event of a liquidation, dissolution and winding up of the Partnership, the limited partnership units, along with the general partnership units, will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of our liabilities and establishment of reasonable reserves.

Voting

        Each holder of limited partnership units is entitled to one vote for each limited partnership unit on all matters submitted to a vote of the unitholders.

Incentive Compensation

        The Incentive Compensation Agreement between us and our general partner provides that if a quarterly cash distribution exceeds a target of $0.325 per limited partnership unit, we will pay the general partner, for each outstanding limited partnership unit, incentive compensation equal to:

  (1)
  15% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.325 but is not more than $0.35, plus

  (2)
  25% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.35 but is not more than $0.375, plus

  (3)
  30% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.375 but is not more than $0.40, plus

  (4)
  35% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.40 but is not more than $0.425, plus

  (5)
  40% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.425 but is not more than $0.525, plus

  (6)
  45% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.525.

        The general partner is also entitled to incentive compensation for special cash distributions exceeding a target special distribution amount per limited partnership unit. The target special distribution amount generally means the amount which, together with all amounts distributed per limited partnership unit prior to the special distribution compounded quarterly at 13% per annum, would equal $10.00, the initial public offering price of the limited partnership units split two-for-one, compounded quarterly at 13% per annum from the date of the closing of the initial public offering in December 1986. No special cash distributions have ever been paid by the Partnership.

        Without the consent of two-thirds interest of the limited partners, the general partner may not amend the Incentive Compensation Agreement in any material respect unless the amendment, in the good faith opinion of the general partner, does not adversely affect the limited partners in any material respect.

No Preemptive Rights

        No person is entitled to preemptive rights in respect of issuances of securities by Buckeye Partners, L.P.

Transfer Agent and Registrar

        The transfer agent and registrar for the limited partnership units is EquiServe, First Chicago Trust Division. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will be our direct unsecured general obligations and will be issued under an Indenture, dated July 10, 2003, as supplemented, between us and SunTrust Bank, as trustee, and a supplemental indenture thereto. This Indenture, as supplemented by any supplemental indentures relating to debt securities to be issued hereunder, is referred to herein as the Indenture, and SunTrust Bank, as trustee, is referred to herein as the Trustee.

        The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We and the Trustee have entered into supplements to the Indenture, and may enter into future supplements to the Indenture from time to time. We have summarized selected provisions of the Indenture below. The Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, govern your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the form and title of the debt securities;

  •
  the total principal amount of the debt securities;

  •
  the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

  •
  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

  •
  the dates on which the principal of the debt securities will be payable;

  •
  the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  •
  any changes to or additional Events of Default or covenants; and

  •
  any other terms of the debt securities.

No Limitation on Amount of Debt Securities

        The Indenture does not limit the amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to any principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Registration of Notes

        Debt securities of a series may be issued in certificated or global form. (Sections 2.01 & 2.02)

Denominations

        The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof.

No Personal Liability of General Partner

        Our general partner and its directors, officers, employees and sole member will not have any liability for our obligations under the Indenture or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and sole member from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the debt securities.

Consolidation, Merger or Sale

        We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

  •
  the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

  •
  the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

  •
  immediately after giving effect to the transaction no Event of Default exists.

        The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under the Indenture and under the debt securities. (Sections 8.01 & 8.02)

Modification of the Indenture

        Under the Indenture, generally, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. Buckeye Partners, L.P. and the Trustee may amend the Indenture without the consent of any holder of the debt securities to make technical changes, such as:

  •
  correcting errors;

  •
  providing for a successor trustee;

  •
  qualifying the Indenture under the Trust Indenture Act; or

  •
  adding provisions relating to a particular series of debt securities. (Sections 9.01 & 9.02)

Events of Default

        "Event of Default" when used in an Indenture, will mean any of the following:

  •
  failure to pay the principal of or any premium on any debt security when due;

  •
  failure to pay interest on any debt security for 30 days;

  •
  failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

  •
  failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary or acceleration of such debt;

  •
  specific events in bankruptcy, insolvency or reorganization of the Partnership or its subsidiaries; or

  •
  any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

        If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the debt securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02)

        Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.01) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities unless contrary to law. (Section 5.12)

Limitations on Liens

        The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the debt securities issued thereunder), without in any such case making effective provision whereby all of the debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

  (1)
  Permitted Liens (as defined below);

  (2)
  any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (3)
  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (4)
  any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

  (5)
  any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

  (6)
  any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

  (7)
  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

  (8)
  liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below;

  (9)
  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (7) above provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

  (10)
  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

        Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the debt securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1)
  all current liabilities excluding:

  •
  any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

  •
  current maturities of long-term debt.

        and

  (2)
  the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

        "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

        "Permitted Liens" means:

  (1)
  liens upon rights-of-way for pipeline purposes;

  (2)
  any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

  (3)
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (4)
  liens of taxes and assessments which are:

  •
  for the then current year,

  •
  not at the time delinquent, or

  •
  delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

  (5)
  liens of, or to secure performance of, leases, other than capital leases;

  (6)
  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  (7)
  any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (8)
  any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9)
  any lien in favor of the Partnership or any Restricted Subsidiary;

  (10)
  any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (11)
  any lien securing industrial development, pollution control or similar revenue bonds;

  (12)
  any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

  (13)
  liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  (14)
  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (15)
  any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses; franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

  (16)
  defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined below);

  (17)
  easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

  (18)
  rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property; provided, that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

  (19)
  any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

  (20)
  liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

        "Material Adverse Effect" means:

  (1)
  an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

  (2)
  a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole: or

  (3)
  an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired:

  (1)
  any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

  (2)
  any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

  •
  any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

  •
  any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries (as defined below), taken as a whole.

        "Restricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

        "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof or

  (2)
  in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

        "Unrestricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an "Unrestricted Subsidiary" at the time of its creation or acquisition; provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

        Limitations on Sale-Leasebacks.    The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

  (1)
  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the debt securities; or

  (4)
  the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

        Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

        "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

        "Funded Debt" means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Pari Passu Debt" means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the debt securities.

Payment and Transfer

        Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

        Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

        We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

        We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

  •
  we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

  •
  we may not have a default on the debt securities discharged on the date of deposit;

  •
  the discharge may not violate any of our agreements; and

  •
  the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

        The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

        Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

        Resignation or Removal of Trustee.    Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured Event of Default with respect to any series of debt securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

        The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series. (Section 6.10)

        Limitations on Trustee if it is Our Creditor.    The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

        Certificates to Be Furnished to Trustee.    The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

MATERIAL TAX CONSIDERATIONS

        This section is a summary of material tax considerations that may be relevant to prospective unitholders. This section and the opinions of Morgan, Lewis & Bockius LLP, our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated thereunder and administrative rulings and court decisions, all as currently in effect and all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States, and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, the unitholder's own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of the limited partnership units.

Legal Opinions and Advice

        Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) each of Buckeye Partners and the operating partnerships will be treated as a partnership and (ii) owners of limited partnership units, with certain exceptions as described in "Partner Status" below, will be treated as partners of Buckeye Partners. In addition, all statements as to matters of law contained in this section are the opinion of Morgan, Lewis & Bockius LLP, unless such statements are made by us or others.

        An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may have retroactive effect.

        We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our limited partnership units.

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account the partner's proportionate share of the items of income, gain, loss and deduction of the partnership in computing such partner's federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's tax basis in the partner's partnership interest.

        Morgan, Lewis & Bockius LLP is of the opinion that each of we and the operating partnerships has been and will be classified as a partnership for federal income tax purposes, provided that:

  (1)
  Neither we nor the operating partnerships have elected or will elect to be treated as a corporation;

  (2)
  We and the operating partnerships have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or operating partnership agreement (whichever is applicable);

  (3)
  For each of our taxable years from and after our formation, 90% or more of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code;

  (4)
  We would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

        Buckeye Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income," as described in clause (3) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, as of the first day of such taxable year, in return for stock in that corporation, and as if we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we or any of the operating partnerships were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our net income would be subject to tax at corporate rates. In addition, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, would be treated as a nontaxable return of capital to the extent of the unitholder's tax basis in the unitholder's limited partnership units, and then would be treated as taxable capital gain after the unitholder's tax basis in the limited partnership units had been reduced to zero. Accordingly, treatment of us or any of our operating partnerships as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the limited partnership units.

        The discussion below is based on the assumption that we and the operating partnerships will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

  Partner Status

        Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose limited partnership units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their limited partnership units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of limited partnership units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. Further, assignees of limited partnership units who are entitled to execute and deliver transfer applications but fail to do so may not receive some federal income tax information or reports furnished to record holders of limited partnership units. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

        An owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such limited partnership units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those limited partnership units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those limited partnership units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their limited partnership units.

        In the following portions of this section, the word "unitholder" refers to a holder of our limited partnership units who is one of our partners.

  Allocation of Partnership Income, Gain, Loss and Deduction

        In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us.

        Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

        In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations, which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

  Alternative Minimum Tax

        Each unitholder will be required to take into account the unitholder's share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than the unitholder's share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in limited partnership units on their liability for the alternative minimum tax.

  Treatment of Distributions by Buckeye Partners

        Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the unitholder's limited partnership units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under "Disposition of Limited Partnership Units," below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional limited partnership units (including, for example, as a result of this offering) may decrease each unitholder's share of our nonrecourse liabilities, resulting in a deemed cash distribution.

        A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code (collectively, "Section 751 assets"). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

  Basis of Limited Partnership Units

        A unitholder will have an initial tax basis for the unitholder's limited partnership units equal to the amount the unitholder paid for the limited partnership units, plus the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be decreased, but not below zero, by the unitholder's share of our distributions, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

  Limitations on Deductibility of Buckeye Partners' Losses

        The deduction by a unitholder of that unitholder's share of our losses will be limited to the amount of that unitholder's tax basis in the limited partnership units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

        In general, a unitholder will be at risk to the extent of the unitholder's tax basis in the unitholder's limited partnership units, excluding any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder's limited partnership units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to limited partnership units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's limited partnership units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will be available to our partners who are subject to the passive loss rules only to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We currently use the calendar year as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income the unitholder's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of the unitholder's taxable years. In addition, a unitholder who disposes of all of the unitholder's limited partnership units following the close of our taxable year but before the close of the unitholder's taxable year must include the unitholder's share of our income, gain, loss and deduction in income for the unitholder's taxable year with the result that the unitholder will be required to report in income for the unitholder's taxable year the unitholder's share for more than one year of our income, gain, loss and deduction.

  Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

        We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

        The costs incurred in promoting the issuance of limited partnership units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination.

Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

  Section 754 Election

        We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our limited partnership units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser's purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the limited partnership units.

        A Section 754 election is advantageous if the transferee's tax basis in the transferee's limited partnership units is higher than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in the transferee's limited partnership units is lower than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

        We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a limited partnership unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

        The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

  Valuation of Buckeye Partners' Property and Basis of Properties

        The federal income tax consequences of the ownership and disposition of limited partnership units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and might incur interest and penalties with respect to these adjustments.

  Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders.

Disposition of Limited Partnership Units

  Recognition of Gain or Loss

        A unitholder will recognize gain or loss on a sale of limited partnership units equal to the difference between the amount realized and the unitholder's tax basis in the limited partnership units sold. A unitholder's amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder's share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of limited partnership units could result in a tax liability in excess of any cash received from such sale.

        Gain or loss recognized by a unitholder, other than a "dealer" in limited partnership units, on the sale or exchange of a limited partnership unit will generally be a capital gain or loss. Capital gain recognized by an individual on the sale of limited partnership units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the limited partnership units and will be recognized even if there is a net taxable loss realized on the sale of the limited partnership units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of limited partnership units. Net capital loss may offset capital gains and no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period may elect to use the actual holding period of the limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all later sales or exchanges of limited partnership units.

        Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, we will prorate our annual taxable income and losses on a monthly basis and such income and losses as so prorated will be subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by each of them as of the opening of the principal national securities exchange on which the limited partnership units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of such date for the month in which that gain or loss is recognized. As a result, a unitholder transferring limited partnership units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

        If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

  Notification Requirements

        A unitholder who sells or exchanges limited partnership units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a limited partnership unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the limited partnership unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

        Buckeye Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder's taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

  Uniformity of Units

        Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the units for holders of these units. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to holders of limited partnership units and could have a negative impact on the value of the limited partnership units.

Tax-Exempt Organizations and Certain Other Investors

        Ownership of limited partnership units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a limited partnership unit will be unrelated business taxable income, and thus will be taxable to such a unitholder.

        A regulated investment company, or "mutual fund," is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income.

        Non-resident aliens and foreign corporations, trusts or estates which hold limited partnership units will be considered to be engaged in business in the United States on account of ownership of limited partnership units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, EquiServe, First Chicago Trust Division, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        Because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation's "U.S. net equity" which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be subject to federal income tax as effectively connected with a United States trade or business of the foreign unitholder in whole or in part. Apart from the ruling, a foreign unitholder would not be taxed upon the disposition of a limited partnership unit if that foreign unitholder has held 5% or less in value of the limited partnership units at all times during the 5-year period ending on the date of the disposition and if the limited partnership units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various tax accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such tax accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the limited partnership units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

        The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

        A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder's federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on limited partnership units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

  Registration as a Tax Shelter

        The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, our general partner has registered us as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued to us the following tax shelter registration number: 86280000273. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a limited partnership unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a limited partnership unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder's return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.

        Recently issued final regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our limited partnership units. The IRS has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors to your investment in our limited partnership units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on "material advisors," that include any person who makes or provides any written or oral statement to a registered "tax shelter" in connection with a transaction, and receives or expects to receive certain fees with respect to a transaction. As described above, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list of specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

  Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

        In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder's investment in us. We currently conduct business in 14 states including California, Connecticut, Florida, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania and Texas. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences of the unitholder's investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, the unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

        Because the terms and corresponding tax consequences of various debt issuances may differ significantly, descriptions of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of any such debt securities.

PLAN OF DISTRIBUTION

        We may sell the securities being offered hereby:

  •
  directly to purchasers;

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  through agents;

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  through underwriters; and

  •
  through dealers.

        We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act.

The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

        The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph as to the Partnership's change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

2,500,000 Units
Representing Limited Partner Interests

Buckeye Partners, L.P.

PROSPECTUS SUPPLEMENT

May    , 2005

UBS Investment Bank

Citigroup

Lehman Brothers
Merrill Lynch & Co.
Goldman, Sachs & Co.

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SUMMARY
Buckeye Partners, L.P.
Volume and Percentage of Refined Petroleum Products Transportation(a)
Ownership of Buckeye Partners, L.P.
The Offering
Summary Selected Historical Financial and Operating Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF LIMITED PARTNERSHIP UNITS AND CASH DISTRIBUTIONS
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Prospectus

THE PARTNERSHIP
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF LIMITED PARTNERSHIP UNITS
DESCRIPTION OF DEBT SECURITIES
MATERIAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS